SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

DELPHI FINANCIAL GROUP, INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

247131105

(CUSIP Number)

Tokio Marine Holdings, Inc.

Tokio Kaijo Nichido Building Shinkan

1-2-1, Marunouchi, Chiyoda-ku,

Tokyo 100-0005, Japan

Attention: Kunio Katsube

Manager, Planning Group

International Business Development Dept.

Tel No.: +81-3-6267-5805

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-g1(g), check the following box  ☐.

CUSIP No. 247131105	13D	Page 2 of 4 Pages

1.	NAME OF REPORTING PERSON TOKIO MARINE HOLDINGS, INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: BK
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1108
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1108
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1. SECURITY AND ISSUER.

This Amendment No. 1 (this “Amendment”) to the Statement on Schedule 13D (the “Statement”), which was initially filed on December 29, 2011, relates to the Class A common stock, $0.01 par value per share, of Delphi Financial Group, Inc. (the “Company”), a corporation organized under Delaware law. The Company’s principal executive offices are located at 1105 North Market Street, Suite 1230, PO Box 8985, Wilmington, DE 19899.

This Amendment amends and supplements Items 3, 4 and 5 of the Statement as set forth below. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Statement.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

“The 1108 shares of common stock, $1.00 par value per share, of the Company reported on this Statement by the Reporting Persons were acquired by the Reporting Persons for an aggregate purchase price of approximately $2.7 billion. TM Holdings funded the purchase of the shares with an existing syndicated loan arranged by The Bank of Tokyo-Mitsubishi UFJ, Ltd. in the amount of JPY 100 billion and a loan in the total amount of USD 1.3 billion from the Japan Bank for International Cooperation, of which USD 0.78 billion will come from the Japan Bank for International Cooperation’s U.S. dollar-denominated fund created in response to yen appreciation.”

Item 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented by adding the following after the tenth paragraph thereof:

“On May 15, 2012, the Company filed a Certificate of Merger with the Secretary of State of Delaware, pursuant to which the Merger became effective at 5:30 pm on May 15, 2012. As a result of the Merger, (i) Merger Sub was merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned indirect subsidiary of TM Holdings, and (ii) each share of the Company’s Class A common stock (other than shares owned by the Company, TM Holdings or any of their respective wholly owned subsidiaries, in each case not held on behalf of third parties) was cancelled and converted into the right to receive $43.875 per share in cash, net without interest and less any applicable withholding taxes.”

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) are deleted in their entirety and replaced with the following:

“(a) As a result of the Merger, TM Holdings, through its subsidiary Tokio Marine & Nichido Fire Insurance Co., Ltd (“TMNF”), a Japanese corporation, and through the Company’s two subsidiaries Reliance Standard Life Insurance Company of Texas and Safety National Casualty Corporation, beneficially owns 1108 shares representing 100% of the common stock of the Company.

(b) TM Holdings, through TMNF, has sole voting power of 1000 shares and sole power to direct the disposition of 1108 shares representing 100% of the common stock of the Company.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2012

TOKIO MARINE HOLDINGS, INC.

By	/s/ Tsuyoshi Nagano
	Name:	Tsuyoshi Nagano
	Title:	Senior Managing Director